

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Adam Laufer
Chief Executive Officer
Worldwide Strategies Inc.
1961 NW 150 Avenue
Suite 205
Pembroke Pines, FL

      Re: Worldwide Strategies Inc.
          Registration Statement on Form 10-12G
          Filed June 21, 2021
          File No. 000-52362

Dear Mr. Laufer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Pavan Satyaketu